Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West announces its results for the first quarter ended March 31,
     2009

     CALGARY, May 6 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE)
is pleased to announce its results for the first quarter ended March 31, 2009

     <<
     -------------------------------------------------------------------------

     Operations

     -   First quarter production averaged 180,100(1) boe per day and was weighted 59 percent to oil and natural gas liquids. This production level was ahead of our guidance of 180,000 boe per day before dispositions or approximately 176,700 boe per day after dispositions.
         Penn West closed the sale of assets producing approximately 4,900 boe per day in the quarter (3,300 boe per day average over the quarter)
         and entered the second quarter ahead of our targets at approximately
         182,000 boe per day weighted 58 percent to oil and natural gas liquids.
     -   Crude oil and NGL production averaged 105,643 barrels per day and natural gas production averaged approximately 447 mmcf per day in the first quarter of 2009.
     -   Development capital expenditures were $181 million in the first quarter of 2009 before $140 million of net asset dispositions, resulting in capital expenditures of $41 million. In the quarter, we drilled a total of 21 net wells with a success rate of 95 percent.

     Financial Results

     -   Funds flow(2) of $348 million in the first quarter of 2009 was 45 percent lower than the $632 million realized in the first quarter of
         2008. On a per-unit-basis(2) basic funds flow was $0.87 per unit in the first quarter of 2009 compared to $1.76 per unit in the first quarter of 2008.
     -   Net loss of $98 million ($0.25 per unit-basic) in the first quarter of 2009 compared to net income of $78 million ($0.22 per unit-basic)
         in the first quarter of 2008.
     -   The netback(2) of $25.66 per boe in the first quarter of 2009 was 37 percent lower than the first quarter of 2008.
     -   Net debt(2) reduction, including the effects of working capital is approximately $259 million(3) in the first quarter of 2009.

     Business Environment

     -   WTI averaged US$43.21 per barrel in the first quarter of 2009 compared to US$97.95 per barrel for the same period in 2008 and US
         $58.76 in the fourth quarter of 2008. The decline in the benchmark
         WTI price was a result of higher inventory levels and lower demand.
         The effect of the lower benchmark prices was partially offset in the quarter by narrower quality offsets for Canadian heavy and sour crudes and a weakening in the Canadian dollar to US dollar exchange rate.
     -   The AECO Monthly Index averaged $5.34 per GJ in the first quarter of
         2009 compared to $6.75 per GJ for the same period in 2008 and $6.43 per GJ in the fourth quarter of 2008. The decline in natural gas prices was the result of the economic slowdown and high storage levels of natural gas compared to historical levels.

     (1) Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".
     (2) The terms "funds flow", "funds flow per unit-basic", "netback" and
         "net debt" are non-GAAP measures. Please refer to the "Calculation of
         Funds Flow" and "Non-GAAP Measures Advisory" sections below.
     (3) Consists of $100 million long-term debt reduction and an increase of non-cash operating and investing working capital of $51 million and
         $108 million, respectively, per the Consolidated Statement of Cash
         Flows.

     Financing

     -   Penn West continued to be active in its debt management and hedging programs throughout the first quarter of 2009. We believe these activities will enable us to remain flexible, in this period of low commodity prices and economic uncertainty, to pursue accretive and strategic acquisition opportunities.
     -   In February 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at
         $14.10 per trust unit. The total gross proceeds raised of
         approximately $250 million ($238 million net) were used to reduce bank debt.
     -   During the first quarter of 2009, Penn West closed the net sale of properties for proceeds of approximately $140 million. The proceeds from these transactions were used to reduce bank debt.
     -   In March 2009, Penn West restructured its natural gas collars by reducing the floor price on its April 2009 to October 2009 natural gas collars to $6.50 per GJ and entered into new collars for the latter part of 2009 and through to October 2010 on 63,000 GJ per day with an average floor price of $6.50 per GJ and an average ceiling price of $9.50 per GJ. In addition, Penn West entered into WTI costless collars of 15,000 barrels per day for 2010 with an average floor price of US$51.93 per barrel and an average ceiling price of US
         $68.30 per barrel.
     -   In May 2009, Penn West closed the private placement of senior unsecured notes (the "2009 Notes") with an aggregate principal amount of approximately $250 million. The 2009 Notes have terms of five years to 10 years and bear an average fixed interest rate of approximately 8.9 percent. The proceeds of the issue were used to reduce bank debt.

     Distributions

     -   Penn West's Board of Directors resolved to maintain the Trust's distribution level at $0.15 per unit per month, for the May 2009 distribution paid in June subject to maintenance of current forecasts of commodity prices, production levels and planned capital expenditures.

     Reece Acquisition

     -   On April 30, 2009, Penn West announced the closing of the acquisition of Reece Energy Exploration Corp. ("Reece"). The total acquisition cost was approximately $101 million of which approximately $40 million was the assumption of Reece's debt and working capital. We have reduced our planned 2009 development spending by the amount of debt assumed. The acquisition added approximately 1,900 barrels of oil equivalent per day to our production base and 75,000 acres of undeveloped land, the majority of which is located in our Dodsland oil resource play.

     Regulatory

     -   In March 2009, the Government of Alberta announced further changes to the New Alberta Royalty Framework (the "NRF") and introduced the
         Energy Incentive Program (the "EIP"). There are three parts to the
         EIP which became effective on April 1, 2009. The first is the new well incentive program which offers a maximum five percent royalty rate for one year on all new wells that begin producing conventional oil or natural gas between April 1, 2009 and March 31, 2010. The second is the drilling royalty credit which provides a $200 per metre drilling royalty credit on all conventional oil and natural gas wells drilled. These credits are based on a sliding scale and maximums available will be based on our 2008 production levels and the results of wells drilled between April 1, 2009 and March 31, 2010. The third part of the EIP is the province's plan to invest in abandonment and reclamation activities of older oil and gas well sites. Penn West expects the EIP will reduce the amount of its royalties by approximately $35 million in 2009.

     HIGHLIGHTS
                                                  Three months ended March 31
                                            ----------------------------------
                                                 2009        2008    % change
     -------------------------------------------------------------------------
     Financial
     (millions, except per unit amounts)

     Gross revenues(1)                      $     781   $   1,136         (31)
     Funds flow                                   348         632         (45)
       Basic per unit                            0.87        1.76         (51)
       Diluted per unit                          0.87        1.75         (50)
     Net income (loss)                            (98)         78        (100)
       Basic per unit                           (0.25)       0.22        (100)
       Diluted per unit                         (0.25)       0.22        (100)
     Capital expenditures, net(2)                  41         278         (85)
     Long-term debt at period-end               3,797       3,639           4
     Convertible debentures                       289         336         (14)
     Distributions paid(3)                  $     314   $     337          (7)
     Payout ratio(4)                              90%         53%          37

     Operations

     Daily production
       Light oil and NGL (bbls/d)              79,315      81,678          (3)
       Heavy oil (bbls/d)                      26,328      27,338          (4)
       Natural gas (mmcf/d)                       447         500         (11)
     -------------------------------------------------------------------------
     Total production (boe/d)                 180,096     192,291          (6)
     -------------------------------------------------------------------------
     Average sales price
       Light oil and NGL (per bbl)          $   44.50   $   88.77         (50)
       Heavy oil (per bbl)                      36.92       66.64         (45)
       Natural gas (per mcf)                     5.37        7.98         (33)

     Netback per boe
       Sales price                          $   38.30   $   68.35         (44)
       Risk management gain (loss)               9.63       (3.41)        100
     -------------------------------------------------------------------------
       Net sales price                          47.93       64.94         (26)
       Royalties                                (6.80)     (12.25)        (45)
       Operating expenses                      (14.93)     (11.64)         28
       Transportation                           (0.54)      (0.48)         13
     -------------------------------------------------------------------------
       Netback                              $   25.66   $   40.57         (37)
     -------------------------------------------------------------------------

     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Excludes business combinations and includes net proceeds on property acquisitions/dispositions.
     (3) Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
     (4) Payout ratio is calculated as distributions paid divided by funds flow. Penn West subsequently reduced its distribution level to reduce its payout ratio consistent with the decline in commodity prices.

     DRILLING PROGRAM
                                                  Three months ended March 31
                                ----------------------------------------------
                                                 2009                    2008
                                ----------------------------------------------
                                    Gross         Net       Gross         Net
     -------------------------------------------------------------------------
     Oil                               22          14          78          46
     Natural gas                       17           5          81          42
     Dry                                1           1           4           4
     -------------------------------------------------------------------------
                                       40          20         163          92
     Stratigraphic and service          2           1          23          23
     -------------------------------------------------------------------------
     Total                             42          21         186         115
     -------------------------------------------------------------------------
     Success rate(1)                              95%                     96%
     -------------------------------------------------------------------------

     (1) Success rate is calculated excluding stratigraphic and service wells.

     In response to issues in financial markets and the decline in commodity prices, Penn West reduced its first quarter 2009 development programs compared to 2008 and successfully focused its efforts on less capital intensive production restoration and optimization activities to maintain its production.

     UNDEVELOPED LANDS
                                                               As at March 31
                                            ----------------------------------
                                                 2009        2008    % change
     -------------------------------------------------------------------------
     Gross acres (000s)                         3,569       4,804         (26)
     Net acres (000s)                           2,868       3,927         (27)
     Average working interest                     80%         82%          (2)
     -------------------------------------------------------------------------

     CORE AREA ACTIVITY

                                                             Undeveloped land
                            Net wells drilled for the    as at March 31, 2009
     Core Area            period ended March 31, 2009 (thousands of net acres)
     -------------------------------------------------------------------------
     Central                                        5                     437
     Eastern                                        1                     355
     Northern                                       1                     767
     North West Alberta                             1                     520
     Southern                                      13                     789
     -------------------------------------------------------------------------
                                                   21                   2,868
     -------------------------------------------------------------------------

     TRUST UNIT DATA
                                                  Three months ended March 31
                                            ----------------------------------
     (millions of units)                         2009        2008    % change
     -------------------------------------------------------------------------
     Weighted average
       Basic                                    399.4       359.5          11
       Diluted                                  399.4       361.2          11
     Outstanding as at March 31                 408.3       374.9           9
     -------------------------------------------------------------------------

     In February 2009, Penn West issued approximately 17.7 million trust units on a bought deal basis with a syndicate of underwriters. On April 30, 2009,
Penn West issued an additional 4.7 million trust units on the closing of the
Reece acquisition.

                           Letter to our Unitholders
     -------------------------------------------------------------------------
     >>

     Now more than ever Penn West is focusing on the fundamental building blocks of our business. During the first quarter of 2009, Penn West concentrated on base operations, costs associated with adding new volumes, and broad financial/business strategies. Global market recalibration persisted through the quarter with weak commodity prices and lingering tightness in the credit markets.

     Production

     Penn West exited the first quarter with daily production averaging approximately 182,300 boe per day, which is ahead of our forecast. This figure is net of dispositions in the quarter of approximately 4,900 boe per day.
Guidance for the first six months of 2009 remains unchanged at 180,000 boe per day, before the impact of asset dispositions.
     Throughout the first quarter of 2009, we focused on reducing cost structures both internally as well as through external service companies, while adding production volumes through optimization. While operating costs trended higher in the first quarter, we anticipate these costs to moderate in future quarters. Operating costs were $14.93 per boe in the first quarter, abnormally high due to increased spending on repair and maintenance projects aimed at restoring production volumes lost in the previous quarter as a result of extremely cold and challenging weather.

     Capital Spending

     Our 2009 capital program is partly focused on further development of scalable and repeatable projects. These projects have the potential to add significant production and reserves to Penn West through the use of horizontal, multi-stage completion technology. Particular emphasis is being placed on our developing oil plays at Swift Current, Pembina, Dodsland and our natural gas prospects at July Lake. Approximately 60 percent of first quarter development drilling was in Saskatchewan. In southern Saskatchewan, we continued our drilling program with an additional 15 wells (net). In the Swift
Current area, Penn West will soon commission the recently constructed central facility as part of our ongoing initiatives to lower operating costs and streamline production.
     In Dodsland, Penn West is planning to ramp up capital programs targeting light oil in the Viking formation. With the acquisition of Reece Energy in late April, Penn West strengthened its position in this oil resource play.
Penn West plans on drilling four to five horizontal wells utilizing multi-stage fracture technology to obtain primary recovery on the new lands.
     Industry cost structures were initially slow to react to declining market conditions, however we are beginning to experience lower vendor rates and expect to realize lower costs in the second half of this year. As we anticipated this, we weighted a majority of our $600 million capital program to the second half of 2009. We focused much of our capital to date this year on re-activations, re-entries, and up-hole completion opportunities as these activities are highly capital efficient and provide attractive returns at current commodity prices. We believe a focus on reducing the absolute cost of production additions to be appropriate given current market conditions.

     Business Strategies

     We are actively high-grading our extensive portfolio of producing assets and land base at Penn West. This means the sale of approximately 4,900 boe per day not deemed to be core and the pursuit of those properties in certain key areas which add the kind of scalable and repeatable opportunities necessary for sufficient scale, as demonstrated by the acquisition of Reece Exploration.
This process of selling non-core assets and adding to core areas will allow us to further strengthen our presence in plays that are suitable, at our size, to drive more efficient and concentrated reserve additions in the future.

     Financial Strategies

     Funds flow for the quarter was $348 million or $0.87 per unit, down from the same period last year as a result of continued weakness in commodity prices. Despite lower commodity prices for natural gas and oil this quarter compared to the prior quarter and the first quarter of 2008, risk management activities still enabled a first quarter 2009 netback of $25.66 per boe, after the effects of risk management.
     Through our issuance of equity early in the first quarter, the proceeds from asset dispositions and the private placement of notes, we have reduced our reliance on bank financing both in absolute terms and through debt diversification. This is consistent with our ongoing strategy of limiting the portion of our debt capital structure that is sourced from banks, both here in
Canada and abroad. We believe that prudent balance sheet management is a key to our continued success in these difficult economic times.

     Commodity Prices

     Crude oil prices averaged just over US$40.00 per barrel during the first quarter, while natural gas prices were softer than anticipated and have remained at persistently low levels. Penn West continues to benefit from a risk management program with approximately 36 percent of 2009 crude oil production (net of royalties) hedged with collars having floors of US$80.00 per barrel. Approximately 30 percent of 2009 natural gas production (net of royalties) is hedged with collars having an average $6.50 per GJ floor. While these hedges are providing some relief from commodity price volatility in
2009, we are also looking at our risk management profile for 2010. We have hedged approximately 20 percent of our 2010 crude oil production (net of royalties) using collars with an average US$51.93 per barrel floor price and a
US$68.30 per barrel ceiling price and 14 percent of our natural gas production with $6.50 per GJ floors and a $9.50 per GJ ceiling. We continue to opportunistically hedge future production as part of our ongoing risk management program. While we believe that fundamentals indicate commodity price volatility will persist in the short-term, we remain optimistic longer-term.

     Summary

     We at Penn West believe our actions throughout the first quarter have positioned us well for the future. We are continuing our strategy of debt retirement and diversification while balancing reinvestment into our assets with the payment of our monthly distribution. We have adjusted our monthly distribution to a level we believe to be appropriate given current commodity prices. While we are likely to see continued volatility in capital markets broadly and commodity prices specifically, the fundamental drivers of these markets are beginning to show positive signs. Given crude oil and natural gas play a highly prominent role in the functioning of the global economy, we believe the fundamental outlook for our business remains sound.
     Penn West believes the best approach during difficult economic times is to ensure effective performance of our assets and staff while continuing to advance key long-term projects and reducing cost structures to levels commensurate with current commodity prices. We continue to do the work necessary to establish the full potential of our opportunity-rich asset base.

     <<
     On behalf of the Board of Directors,

     (signed)"William E. Andrew"           (signed)"Murray R. Nunns"
     William E. Andrew                     Murray R. Nunns
     Chief Executive Officer               President and Chief Operating
      and Director                          Officer

     Calgary, Alberta
     May 5, 2009
     >>

     Outlook

     This outlook section is included to provide unitholders with information as to our expectations as at May 5, 2009 for production and net capital expenditures for 2009 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-
looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".
     Our forecast 2009 development capital expenditures remain at the lower end of our $600 million to $825 million range. Planned 2009 development expenditures were also reduced by $40 million, the amount of estimated debt assumed from the Reece acquisition. The reduction of our planned capital program in 2009 compared to 2008 reflects the current volatility in financial and commodity markets. In the first half of 2009, we anticipate spending between $250 million and $325 million based on current commodity price levels and industry costs. Our capital spending is limited in the first half of 2009 as we expect industry service and other costs to decline and become more consistent with the current commodity price environment as we move through
2009. The 2009 capital program will be focused on low cost production recovery and additions through production optimization and we intend to continue the advancement of certain of our enhanced oil recovery projects and resource plays. Based on this level of capital expenditures, we forecast average production in the first half of 2009 to be approximately 180,000 boe per day prior to the effect of the 4,900 boe per day of property dispositions.
     Our prior forecast, released on March 26, 2009 with our 2008 annual results and filed on SEDAR at www.sedar.com, was based on 2009 capital expenditures (excluding corporate acquisitions) between $600 million and $825 million with the expectation that spending will be near to the lower end of the range.

     Non-GAAP Measures Advisory

     The above information includes non-GAAP measures not defined under generally accepted accounting principles ("GAAP"), including funds flow, funds flow per unit-basic, netback, payout ratio and net debt. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.
Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions. Operating margin is calculated as revenue less royalties, operating costs and transportation. Payout ratio is distributions paid divided by funds flow and we use it to assess the adequacy of funds flow to fund capital programs. Net debt is the total of long-term debt and working capital and is used to assess the appropriateness of our distribution level and capital program.

     <<
     Calculation of Funds Flow

                                                  Three months ended March 31
                                            ----------------------------------
     (millions, except per unit amounts)                     2009        2008
     -------------------------------------------------------------------------
     Cash flow from operating activities                $     282   $     367
     Increase in non-cash working capital                      51         251
     Asset retirement expenditures                             15          14
     -------------------------------------------------------------------------
     Funds flow                                         $     348   $     632
     -------------------------------------------------------------------------
     Basic per unit                                     $    0.87   $    1.76
     Diluted per unit                                   $    0.87   $    1.75
     -------------------------------------------------------------------------
     >>

     Oil and Gas Information Advisory

     Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.
     In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our ability to complete one or more accretive and strategic acquisitions in the future; future distribution levels; the benefits that may accrue to us from the recent acquisition of Reece; the impact that the EIP is anticipated to have on the royalties that we pay in 2009; our ability to restore production volumes lost in the previous quarter; the nature, focus and timing of our 2009 capital program and our expectations regarding the results of said program, including our belief in its potential to add significant production and reserves; our business strategies going forward, including to sell non-core assets and add to our position in core areas, and the potential benefits to be derived therefrom; our financial strategies going forward; our outlook for the capital markets and commodity prices; the opportunities presented by our asset base and our ability to capitalize on them; our risk management strategy going forward; and, the disclosure contained under the headings "Letter to our
Unitholders" and "Outlook", which sets forth management's expectations as to our capital expenditures for 2009 and the timing for making said expenditures and the intended focus of such expenditures, our expectation that service costs will decrease as 2009 progresses, and our forecast average production in the first half of 2009.
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms;
and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Distributions" and "Outlook".
     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations;
uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein;
geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates;
unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-
party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our securityholders; changes in the Alberta royalty framework;
uncertainty of obtaining required approvals for acquisitions and mergers; and
the other factors described in Penn West's public filings (including our
Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     <<
                            Penn West Energy Trust
                          Consolidated Balance Sheets

     (CAD millions, unaudited)             March 31, 2009   December 31, 2008
     -------------------------------------------------------------------------

     Assets
     Current
       Accounts receivable              $             427   $             386
       Risk management                                330                 448
       Other                                           99                 106
     -------------------------------------------------------------------------
                                                      856                 940
     -------------------------------------------------------------------------
     Property, plant and equipment                 12,113              12,452
     Goodwill                                       2,020               2,020
     -------------------------------------------------------------------------
                                                   14,133              14,472
     -------------------------------------------------------------------------
                                        $          14,989   $          15,412
     -------------------------------------------------------------------------

     Liabilities and unitholders' equity
     Current
       Accounts payable and accrued
        liabilities                     $             505   $             630
       Distributions payable                           94                 132
       Convertible debentures                           7                   7
       Future income taxes                             94                 132
     -------------------------------------------------------------------------
                                                      700                 901
     Long-term debt                                 3,797               3,854
     Convertible debentures                           282                 289
     Risk management                                   10                   6
     Asset retirement obligations                     604                 614
     Future income taxes                            1,288               1,368
     -------------------------------------------------------------------------
                                                    6,681               7,032
     -------------------------------------------------------------------------
     Unitholders' equity
     Unitholders' capital                           8,267               7,976
     Contributed surplus                               86                  75
     Retained earnings (deficit)                      (45)                329
     -------------------------------------------------------------------------
                                                    8,308               8,380
     -------------------------------------------------------------------------
                                        $          14,989   $          15,412
     -------------------------------------------------------------------------

                            Penn West Energy Trust
          Consolidated Statements of Operations and Retained Earnings

                                                  Three months ended March 31
     (CAD millions, except per unit         ----------------------------------
      amounts, unaudited)                                    2009        2008
     -------------------------------------------------------------------------

     Revenues
       Oil and natural gas                              $     625   $   1,196
       Royalties                                             (110)       (214)
     -------------------------------------------------------------------------
                                                              515         982

     Risk management gain (loss)
       Realized                                               156         (60)
       Unrealized                                             (81)       (193)
     -------------------------------------------------------------------------
                                                              590         729
     -------------------------------------------------------------------------

     Expenses
       Operating                                              245         205
       Transportation                                           9           8
       General and administrative                              41          35
       Financing                                               40          52
       Depletion, depreciation and accretion                  385         396
       Unrealized risk management (gain) loss                  41          (7)
       Unrealized foreign exchange loss                        43          17
     -------------------------------------------------------------------------
                                                              804         706
     -------------------------------------------------------------------------
     Income (loss) before taxes                              (214)         23
     -------------------------------------------------------------------------

     Taxes
       Future income tax recovery                            (116)        (55)
     -------------------------------------------------------------------------

     Net and comprehensive income (loss)                $     (98)  $      78

     Retained earnings, beginning of period             $     329   $     658
       Distributions declared                                (276)       (382)
     -------------------------------------------------------------------------
     Retained earnings (deficit), end of period         $     (45)  $     354
     -------------------------------------------------------------------------

     Net income (loss) per unit
       Basic                                            $   (0.25)  $    0.22
       Diluted                                          $   (0.25)  $    0.22
     Weighted average units outstanding (millions)
       Basic                                                399.4       359.5
       Diluted                                              399.4       361.2
     -------------------------------------------------------------------------

                            Penn West Energy Trust
                     Consolidated Statements of Cash Flows

                                                  Three months ended March 31
                                            ----------------------------------
     (CAD millions, unaudited)                               2009        2008
     -------------------------------------------------------------------------

     Operating activities
       Net income (loss)                                $     (98)  $      78
       Depletion, depreciation and accretion                  385         396
       Future income tax recovery                            (116)        (55)
       Unit-based compensation                                 12          10
       Unrealized risk management                             122         186
       Unrealized foreign exchange loss                        43          17
       Asset retirement expenditures                          (15)        (14)
       Change in non-cash working capital                     (51)       (251)
     -------------------------------------------------------------------------
                                                              282         367
     -------------------------------------------------------------------------

     Investing activities
       Acquisition of property, plant and equipment            (6)         (1)
       Disposition of property, plant and equipment           146           5
       Additions to property, plant and equipment            (181)       (282)
       Canetic and Vault acquisition costs                      -         (28)
       Change in non-cash working capital                    (108)        120
     -------------------------------------------------------------------------
                                                             (149)       (186)
     -------------------------------------------------------------------------

     Financing activities
       Redemption of convertible debentures                    (4)        (24)
       Repayment of Canetic and Vault credit facilities         -      (1,557)
       (Decrease)/increase in bank loan                      (100)      1,679
       Issue of equity                                        248          13
       Distributions paid                                    (277)       (292)
     -------------------------------------------------------------------------
                                                             (133)       (181)
     -------------------------------------------------------------------------

     Change in cash                                             -           -
     Cash, beginning of period                                  -           -
     -------------------------------------------------------------------------
     Cash, end of period                                $       -   $       -
     -------------------------------------------------------------------------

     Interest paid                                      $      24   $      26
     Income taxes paid                                  $       -   $       1
     -------------------------------------------------------------------------

                             Investor Information
     -------------------------------------------------------------------------
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.
     A conference call will be held to discuss Penn West's results at 2 p.m.
Mountain Time (4 p.m. Eastern Time) on May 6, 2009.
     To listen to the conference call, please call one of the following:

     <<
     416-644-3419 (Toronto)
     800-731-5319 (North American toll-free)
     >>

     A taped recording will be available until May 13, 2009 by dialing
416-640-1917 (Toronto) or 877-289-8525 (North American toll-free) and entering passcode 21303394 followed by the pound sign. This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at
www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2615360
     Penn West expects to file its Management's Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - Ninth
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 06:00e 06-MAY-09